EXHIBIT 20

NEWS	Thomas and Betts Corporation 8155 T&B Boulevard Memphis, TN 38125 (901) 252-5000

FOR IMMEDIATE RELEASE

THOMAS & BETTS CORPORATION REACHES

AGREEMENT TO SETTLE CONSOLIDATED
SECURITIES CLASS ACTION LAWSUIT

MEMPHIS, Tenn., October 2, 2002 — Thomas & Betts Corporation (NYSE:TNB) today announced that it has signed a memorandum of understanding to settle the consolidated securities class action lawsuit pending against the company in the U.S. District Court for the Western District of Tennessee. Claims in the suit relate primarily to alleged violations of federal securities laws and have been fully disclosed in the company’s filings with the Securities and Exchange Commission (SEC). Five class action suits were filed against the company in 2000 and were consolidated into a single action in December 2000. In July 2002, the Court ordered the parties to enter into formal mediation.

      “Reaching this agreement is an important step in putting the legacy issues behind us,” said T. Kevin Dunnigan, chairman and chief executive officer. “We continue to make excellent progress in rebuilding Thomas & Betts into a world-class competitor in electrical markets and are pleased that investors can now value the company on the performance of our businesses without the uncertainty associated with this litigation.”

      Under terms of the agreement, which is pending approval by the Court, all claims against Thomas & Betts will be dismissed in their entirety without admission of liability or wrongdoing and the class action plaintiffs will receive $46.5 million in cash. The company’s Directors’ and Officers’ Liability insurance will pay approximately $26.5 million of the settlement, with the company responsible for the balance. Thomas & Betts expects to record a pre-tax charge of approximately $20 million in the third quarter 2002.

      Dunnigan noted that the company has comprehensively revised many key processes and facets of its manufacturing, administrative and financial operations over the course of its turnaround, which began in mid-2000. Detailed disclosure regarding the actions taken can be found in Thomas & Betts’ filings with the SEC, particularly its 2000 and 2001 Annual Reports on Form 10-K. Dunnigan also said that the company continues to cooperate with the Securities and Exchange Commission in its ongoing investigation of the company.

      Thomas & Betts (www.tnb.com) is a leading designer and manufacturer of connectors and components for electrical and communication markets, steel structures used in a variety of applications, and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. The company had sales of $1.5 billion in 2001 and employs approximately 10,000 people worldwide.

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CONTACT: Tricia Bergeron (901) 252-8266

      This press release includes forward-looking statements that are subject to many uncertainties in the company’s operations and business environment. Forward-looking statements are identified by terms such as “achieve”, “guidance”, “expect”, “believe”, “anticipate” and “plan.” Such uncertainties, which are discussed further in the company’s annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.